February 18, 2009
Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Attention:             John Reynolds, Assistant Director
Division of Corporation Finance

Re:          Hooper Holmes, Inc.
Form 10-K
Filed March 17, 2008
File No. 001-09972
Supplemental Response Letter
Dated January 16, 2009

Dear Mr. Reynolds:

Hooper Holmes, Inc. (the “Company,” “we,” “us” and “our”) hereby provides the following information in response to the further comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to us dated February 5, 2009.  For convenience, we reproduce below the text of the Staff’s further comment, followed by our response to the further comment.

Further Comment (from Staff’s February 5, 2009 letter)

1.
We note your response to prior comment five from our letter dated December 18, 2008 and believe more discussion is warranted.  Accordingly, we reissue that comment.  In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

 Response:

Based on calculation of the Company’s common equity public float as of the last business day of our most recently-concluded second fiscal quarter (i.e., June 30, 2008), the Company qualifies for “smaller company reporting” status pursuant to Rule 12b-2 of the Exchange Act of 1934 and Item 10(f)(1)(i) of Regulation S-K.  As such, the requirements of Item 402(b) of Regulation S-K do not apply to the Company.  In our future filings, we will comply with the disclosure requirements applicable to smaller reporting companies set forth in Items 402(m) through (r) of Regulation S-K.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (908) 953-6280.

Very truly yours,

/s/ Michael J. Shea
Michael J. Shea
Senior Vice President and Chief Financial and Accounting Officer
Hooper Holmes, Inc.